Exhibit 5.7

Baker & McKenzie Amsterdam N.V.
Attorneys at law, Tax advisors
and Civil-law notaries

P.O. Box 2720
1000 CS Amsterdam
The Netherlands

Tel: +31 20 551 7555
www.bakermckenzie.nl

F.L. Tanke
Ph.J.G. Steffens

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*Associated Firm

Meritor, Inc.
2135 West Maple Road,
Troy, Michigan 48084-7186
United States of America

13 February 2014
26216995-000005/1641937-v2\AMSDMS/HJL

Re: Meritor Netherlands B.V., Arvin Holdings Netherlands B.V. and Meritor Holdings Netherlands B.V.

Dear Sirs,

We are acting as your Dutch legal counsel (advocaten) in respect of (i) Meritor Netherlands B.V. ("Meritor Netherlands"), a company incorporated under the laws of the Netherlands with its principal offices at Amsterdam, the Netherlands, (ii) Arvin Holdings Netherlands B.V. ("Arvin Holdings"), a company incorporated under the laws of the Netherlands with its principal offices at Amsterdam, the Netherlands, and (iii) Meritor Holdings Netherlands B.V. ("Meritor Holdings"), a company incorporated under the laws of the Netherlands with its principal offices at Amsterdam, the Netherlands, for the sole purpose of rendering a legal opinion as to certain matters of Dutch law in connection with:

(A)	a subsidiary guaranty (the "Subsidiary Guaranty"), dated 13 February 2014, issued by the Initial Guarantors thereto (including Meritor Netherlands, Arvin Holdings and Meritor Holdings) in favour of The Bank of New York Mellon Trust Company, N.A. in its capacity as Trustee under the Indenture (as defined below), for the benefit of the Holders of Securities (as such terms are defined therein); and

(B)	an underwriting agreement (the "Underwriting Agreement"), dated 10 February 2014, by and between, inter alios, Meritor Netherlands, Arvin Holdings and Meritor Holdings each as a guarantor, Meritor, Inc. and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., RBC Capital Markets, LLC and RBS Securities Inc. as representatives of the several underwriters named in Schedule A thereto.

Baker & McKenzie Amsterdam N.V. has its registered office in Amsterdam, the Netherlands, and is registered with the Trade Register under number 34208804.
Baker & McKenzie Amsterdam N.V. is a member of Baker & McKenzie International, a Swiss Verein.

For the purposes of this opinion, we have examined, and relied with your consent solely upon, originals or electronic copies of the documents as listed below, but not any documents or agreements cross-referred to in any such document (the "Documents"):

a)	a scanned copy received by email of the executed Subsidiary Guaranty

b)	a scanned copy received by email of the executed Underwriting Agreement;

c)	a scanned copy received by email of an indenture originally dated 1 April 1998 between Meritor, Inc. (successor to Meritor Automotive, Inc.) as the company and The Bank of New York Mellon Trust Company, N.A., formerly known as The Bank of New York Trust Company, N.A. (successor to BNY Midwest Trust Company as successor to The Chase Manhattan Bank), as trustee, as supplemented by a first supplemental indenture dated 7 July 2000, a second supplemental indenture dated 6 July 2004, a third supplemental indenture dated 23 June 2006, a fourth supplemental indenture dated 3 March 2010, a fifth supplemental indenture dated 23 May 2013, a sixth supplemental indenture dated 31 May 2013 and a seventh supplemental indenture dated 13 February 2014 (the "Indenture");

d)	a scanned copy received by email of the executed written resolutions of the board of managing directors (bestuur) of Meritor Netherlands, dated 10 February 2014, inter alia, authorising the execution by Meritor Netherlands of the Documents (the "Meritor Netherlands Board Resolution");

e)	a scanned copy received by email of the executed written resolutions of the board of managing directors of Arvin Holdings, dated 10 February 2014, inter alia, authorising the execution by Arvin Holdings of the Documents (the "Arvin Holdings Board Resolution");

f)	a scanned copy received by email of the executed written resolutions of the board of managing directors of Meritor Holdings, dated 10 February 2014, inter alia, authorising the execution by Meritor Holdings of the Documents (the "Meritor Holdings Board Resolution");

g)	a scanned copy received by email of the executed written resolutions of the shareholder(s) of Meritor Netherlands, dated 10 February 2014, inter alia, authorising the execution by Meritor Netherlands of the Documents (the "Meritor Netherlands Shareholder's Resolution");

h)	a scanned copy received by email of the executed written resolutions of the shareholder(s) of Arvin Holdings, dated 10 February 2014, inter alia, authorising the execution by Arvin Holdings of the Documents (the "Arvin Holdings Shareholder's Resolution");

i)	a scanned copy received by email of the executed written resolutions of the shareholder(s) of Meritor Holdings, dated 10 February 2014, inter alia, authorising the execution by Meritor Holdings of the Documents (the "Meritor Holdings Shareholders' Resolution");

j)	a scanned copy received by email of the executed excerpt, dated 11 February 2014, from the Commercial Register of the Chamber of Commerce (the "Chamber of Commerce") regarding the registration of Meritor Netherlands with the Chamber of Commerce under number 34114018, confirmed by telephone on the date hereof to be up-to-date (the "Meritor Netherlands Excerpt");

k)	a scanned copy received by email of the executed excerpt, dated 11 February 2014, from the Chamber of Commerce regarding the registration of Arvin Holdings with the Chamber of Commerce under number 34306316, confirmed by telephone on the date hereof to be up-to-date (the "Arvin Holdings Excerpt");

l)	a scanned copy received by email of the executed excerpt, dated 11 February 2014, from the Chamber of Commerce regarding the registration of Meritor Holdings with the Chamber of Commerce under number 34121370, confirmed by telephone on the date hereof to be up-to-date (the "Meritor Holdings Excerpt");

m)	a scanned copy, received by email, of the deed of incorporation (akte van oprichting) of Meritor Netherlands dated 3 May 1999 (the "Meritor Netherlands Deed of Incorporation");

n)	a scanned copy, received by email, of the deed of incorporation of Arvin Holdings dated 9 July 2008 (the "Arvin Holdings Deed of Incorporation");

o)	a scanned copy, received by email, of the deed of incorporation of Meritor Holdings dated 22 September 1999 (the "Meritor Holdings Deed of Incorporation");

p)	a scanned copy, received by email, of the articles of association (statuten) of Meritor Netherlands, dated 5 February 2014, as deposited with the Chamber of Commerce and which, according to the Meritor Netherlands Excerpt, are the current articles of association of Meritor Netherlands being in force on the date hereof;

q)	a scanned copy, received by email, of the articles of association of Arvin Holdings, dated 5 February 2014, as deposited with the Chamber of Commerce and which, according to the Arvin Holdings Excerpt, are the current articles of association of Arvin Holdings being in force on the date hereof;

r)	a scanned copy, received by email, of the articles of association of Meritor Holdings, dated 5 February 2014, as deposited with the Chamber of Commerce and which, according to the Meritor Holdings Excerpt, are the current articles of association of Meritor Holdings being in force on the date hereof;

s)	the power of attorney granted by Meritor Netherlands and incorporated in the Meritor Netherlands Board Resolution authorising each of Mr. Schaitkin and Mr. Nai Chung Tong as managing director, acting individually to execute and deliver the Opinion Documents (as defined below) to which Meritor Netherlands is a party on its behalf;

t)	the power of attorney granted by Arvin Holdings and incorporated in the Arvin Holdings Board Resolution authorising Mr. Schaitkin as managing director, acting individually to execute and deliver the Opinion Documents (as defined below) to which Arvin Holdings is a party on its behalf; and

u)	the power of attorney granted by Meritor Holdings and incorporated in the Meritor Holdings Board Resolution authorising each of Mr. Schaitkin and Mr. Nai Chung Tong as managing director, acting individually to execute and deliver the Opinion Documents (as defined below) to which Meritor Holdings is a party on its behalf.

The documents under a) and b) above are hereinafter collectively referred to as the "Opinion Documents". The documents under d) through (including) u) are hereinafter collectively referred to as the "Corporate Documents". The documents under d) through (including) i) are hereinafter collectively referred to as the "Resolutions". The documents under m) through (including) o) are hereinafter collectively referred to as the "Deeds of Incorporation". The documents under s) through (including) u) are hereinafter collectively referred to as the "Powers of Attorney". Meritor Netherlands, Arvin Holdings and Meritor Holdings are hereinafter collectively referred to as the "Company Entities" and each a "Company Entity".

Words importing the plural include the singular and vice versa.

Except as stated herein, we have not examined any documents entered into by or affecting a Company Entity or any corporate records of such Company Entity and have not made any other enquiries concerning such Company Entity.

In examining and describing the above documents and in giving the opinions stated below, we have, to the extent necessary to form the opinions given below, with your permission, assumed the following:

(i)	the genuineness of all signatures on all documents or on the originals thereof;

(ii)	the authenticity and completeness of all documents submitted to us as originals and the conformity to originals of all conformed, copied, faxed or specimen documents and that all documents examined by us as draft or execution copy conform to the final and executed documents and each of the Documents accurately records all terms agreed between the parties thereto and that documents specified in the annex to the Resolutions are congruent with and accurately specify the Opinion Documents;

(iii)	that each party to any Document (other than any Company Entity) has been duly incorporated and organised and is validly existing and in good standing (where such concept is legally relevant) under the laws of its jurisdiction of incorporation and of the jurisdiction of its principal place of business;

(iv)

the power, capacity (corporate, regulatory and other) and authority of all parties (other than any Company Entity) to enter into and perform their obligations under the Documents and the legal capacity (handelingsbekwaamheid) of all individuals acting on behalf of any of the parties;

(v)	that under any applicable law, other than the laws of the Netherlands, the Documents have been duly authorised and validly executed and delivered by all parties thereto (including any Company Entity);

(vi)	the due compliance with all matters (including without limitation the obtaining of the necessary consents, licenses, approvals and authorisations, the making of the necessary filings, lodgements, registrations and notifications and the payment of stamp duties, if any, and other taxes) under any law other than the laws of the Netherlands as may relate to or be required in respect of (a) the Documents, (b) their lawful execution, (c) the parties thereto (including any Company Entity) or other persons affected thereby, (d) the performance or enforcement by or against the parties (including any Company Entity) or such other persons, (e) the borrowing of monies and the vesting or perfection of any security interest contemplated thereby or (f) the creation of valid and legally binding obligations of all parties to the Documents (including any Company Entity) and that such obligations are enforceable against such parties in accordance with their respective terms;

(vii)	that the obligations under the Opinion Documents which are to be performed in any jurisdiction outside the Netherlands will not be illegal or contrary to public policy under the laws of that jurisdiction;

(viii)	the accuracy and completeness of the Corporate Documents and the factual matters stated, certified or evidenced thereby at the date hereof and that the Resolutions and the Powers of Attorney and any other powers of attorney used in relation to the Documents have not been and will not be amended, superseded, repealed, rescinded or annulled;

(ix)	that the Deeds of Incorporation are valid notarial deeds (notariële aktes), that the contents thereof are correct and complete and that there are no defects in the incorporation of any Company Entity on the basis of which a court may dissolve such Company Entity, it being hereby confirmed that on the face of the Deeds of Incorporation it does not appear that the Deeds of Incorporation are not valid notarial deeds or that there were any defects in the incorporation of any Company Entity;

(x)	that nothing in this opinion is affected by the provisions of the laws of any jurisdiction other than the Netherlands;

(xi)	that the Documents and the transactions contemplated thereby or connected therewith (whether individually or seen as a whole) do not and will not result in a breach of the laws of any relevant jurisdiction other than that of the Netherlands (including for the avoidance of doubt the tax laws) or are intended to avoid the applicability or the consequences of such laws in a manner that is not permitted thereunder;

(xii)	that (1) no Company Entity has passed a resolution to voluntarily dissolve (ontbinden), merge (fuseren) or de-merge (splitsen) a Company Entity, (2) no petition has been presented nor order made by a court for the bankruptcy (faillissement) or moratorium of payment (surseance van betaling) of a Company Entity and that no Company Entity has been made subject to comparable insolvency proceedings in other jurisdictions, (3) no receiver, trustee, administrator (bewindvoerder) or similar officer has been appointed in respect of a Company Entity or its assets, (4) no Company has been subjected to emergency regulations (noodregeling) on the basis of the Financial Supervision Act (Wet op het financieel toezicht), (5) no Company has been subjected to measures on the basis of the Financial Institutions (Special Measures) Act (Wet bijzondere maatregelen financiële ondernemingen), (6) no decision has been taken to dissolve (ontbinden) a Company Entity by (a) the competent Chamber of Commerce under article 19a book 2 of the Dutch Civil Code or (b) the competent Court (rechtbank) under article 21 book 2 of the Dutch Civil Code.

Although not constituting conclusive evidence thereof, our assumption is supported by information obtained today from (a) the Bankruptcy Clerk Office (faillissementsgriffie) of the competent court of Amsterdam (being the competent court in view of each of the Company Entities' corporate seat being at Amsterdam), (b) the competent Chamber of Commerce and (c) an online search performed with the EU Insolvency Register (EU Insolventieregister) referred to in article 19b of the Bankruptcy Act maintained with the Court of first instance (Rechtbank) of The Hague which showed that no insolvency procedure as referred to in article 2a of Council Regulation (EC) No. 1346/2000 (and as listed in Annex A) attached thereto is registered in respect of any Company Entity;

(xiii)	that the execution of the Documents and the performance of the transactions contemplated thereby are in the best corporate interest of each Company Entity and are not prejudicial to its creditors (present and future);

(xiv)	that to the extent that the Documents were executed by an attorney-in-fact acting pursuant to a power of attorney issued by a Company Entity, under the laws governing the existence and extent of the powers of such attorney-in-fact as determined pursuant to the Hague Convention on the Law Applicable to Agency (other than the laws of the Netherlands), such power of attorney authorizes such attorney-in-fact to bind each Company Entity towards the other party or parties thereto;

(xv)	that none of the managing directors of a Company Entity has a conflict of interest (in private or otherwise) which would preclude any of the managing directors of a Company Entity from participating in the deliberations and the decision-making process concerned in accordance with Article 2:239(6) of the Dutch Civil Code;

(xvi)	that no Notes (as defined in the Indenture) will be offered in the Netherlands other than in accordance with the Dutch Financial Supervision Act;

(xvii)	each Company Entity's borrowing, investment and lending activities, whether or not related to the Opinion Documents, when regarded in combination with its other commercial or financial activities, do not and will not bring it within the definition of a "bank" (bank) as defined in the Financial Supervision Act, particularly, that such Company Entity will not be made available (ter beschikking verkrijgen), will not attract (aantrekken) and will not have at its disposal (ter beschikking hebben) any repayable funds (opvorderbare gelden) from others than "professional market parties" or from persons not within a single restricted circle (within the meaning of such terms in the Financial Supervision Act);

(xviii)	that all parties have entered or will enter into the Opinion Documents to which they are expressed to be a party from time to time for bona fide commercial reasons and at arm's length terms;

(xix)	that there are no supplemental terms and conditions agreed by the parties to the Documents inter se or with third parties that could affect or qualify our opinion as set out herein;

(xx)	that each Company Entity has and will have its "centre of main interests" (as that term is used in Article 3(1) of the EU Regulation on Insolvency Proceedings (EC No. 1346/2000) (the "EU Insolvency Regulation") in the Netherlands; and

(xxi)	that no Company Entity has nor will have an "establishment" (as defined in Article 2(h) of the EU Insolvency Regulation) outside of the Netherlands.

We have not investigated or verified and we do not express an opinion on the accuracy of the facts, representations and warranties as to facts set out in the Documents and in any other document on which we have relied in giving this opinion and for the purpose of this opinion, we have assumed that such facts are correct.

We do not express an opinion on matters of fact, matters of law of any jurisdiction other than the Netherlands, rights in rem, tax and anti-trust law and international law, including, without limitation, the laws of the European Union, except to the extent the laws of the European Union (but not including anti-trust and tax law) have direct force and effect in the Netherlands. No opinion is being given on commercial, accounting, tax or non-legal matters or on the ability of the parties to meet their financial or other obligations under the Documents.

Based upon and subject to the foregoing and subject to any matters, documents or events not disclosed to us by the parties concerned and having regard to such legal considerations as we deem relevant, and subject to the qualifications listed below, we are of the opinion that:

1.	Each Company Entity is a corporation duly incorporated, organised and validly existing under the laws of the Netherlands as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid).

2.	Each Company Entity has the corporate power and capacity to enter into, to execute and to deliver the Opinion Documents and to undertake and perform the obligations expressed to be assumed by it thereunder.

3.	No Company Entity has failed to take any necessary corporate action in connection with its authorization, execution and delivery of the Opinion Documents, the absence of which may give such Company Entity the right to assert against contracting third parties acting in good faith that it has not validly entered into the Opinion Documents.

The opinions expressed above are subject to the following qualifications:

(i)	Powers of attorney terminate (1) by revocation (herroeping) by the person issuing any such power of attorney (the "Principal"), (2) notice of termination (opzegging) given by the attorney appointed under such power of attorney (the "Attorney"), or (3) upon the death of, the commencement of legal guardianship over (ondercuratelestelling), the bankruptcy (faillissement) of, or the declaration that a debt settlement arrangement (schuldsaneringsregeling) shall apply to (a) the Attorney unless otherwise provided or (b) the Principal.

Notwithstanding the generality of the previous paragraph, an Attorney maintains his powers in certain urgent cases during one year after the death of, or the commencement of legal guardianship over the Principal or a notice of termination by the Attorney.

Powers of attorney, which are expressed to be irrevocable, are not capable of being revoked and (unless the power of attorney provides otherwise) will not terminate upon the death of or the commencement of legal guardianship of the Principal insofar as they extend to the performance of legal acts (rechtshandelingen) which are in the interest of the Attorney or a third party. However, at the request of the Principal, an heir or a trustee of such person, the court may amend or cancel an irrevocable power of attorney for significant reasons.

In the event the Principal is granted a moratorium of payments (surseance van betaling), a power of attorney can only be exercised with the cooperation of the court-appointed administrator (bewindvoerder).

Any appointment of a process agent is subject to the rules set forth in the qualifications set forth above and to the requirement that there should be a reasonable and balanced interest for each party to the appointment.

(ii)	In connection with payments by or to a resident of the Netherlands to or from a non-resident of the Netherlands, the Dutch Central Bank (De Nederlandsche Bank N.V., the "DNB") may require any Netherlands resident company to comply with certain notification and registration requirements in accordance with the Reporting Instructions Balance of Payments Reports 2003 (Rapportagevoorschriften Betalingsbalansrapportages 2003) issued by DNB pursuant to the External Financial Relations Act 1994 (Wet Financiële Betrekkingen Buitenland 1994). A failure to perform any of these formalities will not adversely affect the validity, effectiveness, enforceability or admissibility in evidence of the Documents or any payment made or to be made thereunder. Any Netherlands resident company will have to notify DNB if it falls within the scope of the External Financial Relations Act 1994. Such notification to DNB may result in a request from DNB to the Company to comply with the notification and registration requirements in the first sentence.

(iii)	Article 2:7 of the Dutch Civil Code entitles companies to invoke the nullity of a legal act (ultra vires) if such legal act (rechtshandeling) cannot serve to realise the objects of such company and the other parties thereto knew, or should have known without an investigation of their own (wist of zonder eigen onderzoek moest weten), that such objects have been exceeded. The nullity can only be invoked by the company itself (or the trustee (curator) in bankruptcy) and not by the other parties involved, if the aforementioned requirements are met.

The Supreme Court of the Netherlands (Hoge Raad der Nederlanden) has ruled that in determining whether the objects of a company have been exceeded, the description of the object clause in the articles of association of the company alone is not decisive, but that all circumstances have to be taken into account. In particular, it should be taken into account whether the interests of the company were served by the transaction.

Most authoritative legal writers agree that acts of a company which are (a) within the objects clause as contained in the articles of association of the company and (b) in the actual interest of the company in the sense that such acts are conducive to the realisation of the objects of the company as laid down in its articles of association, do not exceed the objects of the company and therefore are not subject to nullification pursuant to Article 2:7 of the Dutch Civil Code, which view is supported by the Dutch Supreme Court.

In practice, the concept of ultra vires has rarely been applied in court decisions in the Netherlands. Only under exceptional circumstances have transactions been considered to be ultra vires and consequently have been annulled. Nullification of a transaction can result in (internal) liability of the managing directors toward the legal entity.

(iv)	We do not express any opinion regarding the validity or enforceability of the Opinion Documents.

In issuing this opinion we do not assume any obligation to notify or to inform you of any developments subsequent to its date that might render its contents untrue or inaccurate in whole or in part at such time.

This opinion letter:

(a)	expresses and describes Dutch legal concepts in English and not in their original Dutch terms. These concepts may not be identical to the concepts described by the English translations; consequently this opinion is issued and may only be relied upon on the express condition that any issues of interpretation or liability issues arising under this opinion letter will be governed by the laws of the Netherlands and be brought before a Dutch court;

(b)	speaks as of the date stated above;

(c)	is addressed to you and is solely for your benefit;

(d)	is strictly limited to the matters set forth herein and no opinion may be inferred or implied beyond that expressly stated herein; and

(e)	may not be disclosed to nor relied upon by anyone else than you, except that it may be disclosed, but only on the express basis that they may not rely on it, to the United States Securities and Exchange Commission in connection with the filing of a current report on form 8-K to be filed by the addressee with the United States Securities and Exchange Commission under the Securities Act of 1933, as amended from time to time.

The foregoing opinions are limited in all respects to and are to be construed and interpreted in accordance with to the laws of the Netherlands as they stand at today's date and as they are presently interpreted under published authoritative case law as at present in effect.

This opinion is given on behalf of Baker & McKenzie Amsterdam N.V. and not by or on behalf of Baker & McKenzie International (a Swiss Verein) or any other member thereof. In this opinion the expressions "we", "us", "our" and like expressions should be construed accordingly.

Yours sincerely,

/s/ F.L. Tanke	/s/ Ph.J. G. Steffens
F.L. Tanke	Ph.J. G. Steffens